Exhibit 99.1

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

2022 FIRST QUARTER REPORT

This announcement is made by China Life Insurance Company Limited (the “Company”) pursuant to the inside information provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and Rules 13.09(2) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

IMPORTANT NOTICE

•

The Company’s Board of Directors, the Board of Supervisors, its Directors, Supervisors and Senior Management warrant that the information in the 2022 first quarter report is true, accurate and complete and contains no false representations, misleading statements or material omissions, and jointly and severally accept legal responsibility.

•

The financial data for the 2022 first quarter report of the Company have been prepared in accordance with the China Accounting Standards for Business Enterprises and are unaudited. Net profit attributable to equity holders of the Company and equity attributable to equity holders of the Company in the consolidated financial statements have no difference from the relevant data under the International Financial Reporting Standards.

•

Mr. Yuan Changqing[1], Legal Representative of the Company (assuming the role and duties of the legal representative of the Company), Ms. Huang Xiumei, Vice President in charge of financial affairs, Mr. Li Mingguang, Chief Actuary and Ms. Hu Jin, Head of the Financial Department, confirm that the financial statements in the 2022 first quarter report are true, accurate and complete.

[1]

Mr. Yuan Changqing, a Non-Executive Director of the Company, was elected at the sixth meeting of the seventh session of the Board of Directors of the Company on 13 January 2022 to assume the roles and duties of the Chairman of the Board and the legal representative of the Company during the period commencing from the date of passing of the Board resolution and ending on the effective date of the appointment of a new Chairman of the Board. The same applies to any relevant statements later in this report.

1.	MAJOR FINANCIAL DATA

1.1	Major Accounting Data and Financial Indicators

				Currency: RMB
Items	As at 31 March 2022	As at 31 December 2021		Increase/(decrease) compared to 31 December 2021
Total assets (million)	4,915,845	4,891,085		0.5%
Equity attributable to equity holders of the Company (million)	465,108	478,585		-2.8%

Items	For the Reporting Period	For the corresponding period of 2021[1]		Increase/(decrease) compared to the corresponding period of 2021 (after restatement)
		Before restatement	After restatement
Operating income (million)	343,777	373,458	373,484	-8.0%
Net profit attributable to equity holders of the Company (million)	15,178	28,589	28,585	-46.9%
Net profit attributable to equity holders of the Company after deducting non-recurring items (million)	15,206	28,639	28,635	-46.9%
Net cash flows from operating activities (million)	174,337	161,232	161,229	8.1%
Earnings per share (basic and diluted)[2] (RMB per share)	0.54	1.01	1.01	-46.9%
Weighted average ROE (%)	3.22	6.23	6.23	A decrease of 3.01 percentage points

Notes:

1.	The financial data for the first quarter in 2021 in this report have been restated due to a business combination under common control in 2021.

2.	In calculating the percentage change of “Earnings per share (basic and diluted)”, the tail differences of the basic figures have been taken into account.

1.2	Non-recurring Items and Amounts

RMB million
Non-recurring items	For the Reporting Period
Gains/(losses) on disposal of non-current assets	11
Government subsidies recognized in current gains/(losses)	18
External donations	—
Net non-operating income and expenses other than those mentioned above	(63)
Effect of income tax	8
Attributable to non-controlling interests	(2)

Total	(28)

Note:

The Company is an insurance company and investment (application of insurance fund) is one of its major businesses. Therefore, the non-recurring items do not include fair value gains/(losses) from financial assets at fair value through profit or loss and financial liabilities at fair value through profit or loss, as well as investment income from the disposal of financial assets at fair value through profit or loss and financial liabilities at fair value through profit or loss and available-for-sale financial assets.

1.3	Particulars of and Reasons for Changes in Major Accounting Data and Financial Indicators

Items	Increase/(decrease)	Main reasons
Net profit attributable to equity holders of the Company	-46.9%	A decrease in investment income on a year- on-year basis due to the combined effects of the volatility in equity market in the Reporting Period and a higher base for the corresponding period of 2021
Net profit attributable to equity holders of the Company after deducting non-recurring items	-46.9%
Earnings per share (basic and diluted)	-46.9%	A decrease in net profit attributable to equity holders of the Company in the Reporting Period on a year-on-year basis
Weighted average ROE	A decrease of 3.01 percentage points

2.	INFORMATION ON SHAREHOLDERS

Total Number of Ordinary Share Shareholders and the Particulars of Top Ten Shareholders as at the End of the Reporting Period

Total number of shareholders as at the end of the Reporting Period	Number of A Share shareholders: 150,895

	Number of H Share shareholders: 25,301
Particulars of top ten shareholders of the Company					Unit: Share
Name of shareholders	Nature of shareholder	Percentage of shareholding	Total number of shares	Number of shares subject to selling restrictions	Number of shares pledged or frozen
China Life Insurance (Group) Company	State-owned legal person	68.37%	19,323,530,000	—	—
HKSCC Nominees Limited	Overseas legal person	25.93%	7,328,208,045	—	—
China Securities Finance Corporation Limited	State-owned legal person	2.51%	708,240,246	—	—
Central Huijin Asset Management Limited	State-owned legal person	0.41%	117,165,585	—	—
Hong Kong Securities Clearing Company Limited	Overseas legal person	0.17%	49,369,523	—	—
Guosen Securities Co., Ltd. – Founder Fubon CSI Insurance Theme Index Security Investment Fund	Other	0.08%	23,045,983	—	—
China Universal Asset Management Co., Ltd – Industrial and Commercial Bank of China Limited – China Universal – Tianfu Bull No. 53 Asset Management Plan	Other	0.05%	15,015,845	—	—
Industrial and Commercial Bank of China Limited – SSE 50 Exchange Traded Securities Investment Fund	Other	0.04%	11,521,704	—	—
Li Zhuo	Domestic natural person	0.04%	10,233,133	—	—
China International Television Corporation	State-owned legal person	0.04%	10,000,000	—	—

Notes:

1.

HKSCC Nominees Limited is a company that holds shares on behalf of the clients of the Hong Kong stock brokers and other participants of the CCASS system. The relevant regulations of The Stock Exchange of Hong Kong Limited do not require such persons to declare whether their shareholdings are pledged or frozen. Hence, HKSCC Nominees Limited is unable to calculate or provide the number of shares that are pledged or frozen.

2.

China Universal Asset Management Co., Ltd – Industrial and Commercial Bank of China Limited – China Universal – Tianfu Bull No. 53 Asset Management Plan has Industrial and Commercial Bank of China Limited as its asset trustee. Industrial and Commercial Bank of China Limited – SSE 50 Exchange Traded Index Securities Investment Fund has Industrial and Commercial Bank of China Limited as its fund depositary. Save as above, the Company was not aware of any connected relationship and concerted parties as defined by the “Measures for the Administration of the Takeover of Listed Companies” among the top ten shareholders of the Company.

3.	QUARTERLY BUSINESS OVERVIEW

Since 2022, China’s economic growth has generally remained at a reasonable range, however, there were increasing complexity and uncertainty in both domestic and international environments, some of which went beyond expectations. With the recent sporadic outbreaks of the pandemic, China has faced a new downward pressure on its economy, and the insurance industry has also experienced further slowdown in business growth. During the Reporting Period, the Company proactively responded to a variety of challenges and well proceeded with various tasks by closely upholding the high-quality development requirements, and its market leading position was solidified. Firstly, the Company’s business development kept the momentum of stable growth despite being under constant pressures. As affected by the COVID-19 pandemic, the demands for insurance consumption were hardly released in full, and the development of the Company’s new-policy business was still under pressure, however, there was improvement in its business structure. In the first quarter of 2022, the Company achieved revenues from insurance businesses2 of RMB315,011 million, a decrease of 2.7% year on year. In particular, premiums from new policies amounted to RMB100,895 million, a decrease of 1.5% year on year. Renewal premiums amounted to RMB214,116 million, a decrease of 3.3% year on year. First-year regular premiums were RMB65,366 million, a year-on-year decrease of 4.3%, the decline of which was significantly narrowed as compared to the corresponding period of 2021. First-year regular premiums with a payment duration of ten years or longer were RMB19,106 million, the percentage of which rose slightly in the first-year regular premiums. Short-term insurance premiums amounted to RMB34,743 million, an increase of 3.5% year on year. The value of new business for the first quarter of 2022 decreased by 14.3% year on year. The surrender rate3 was 0.28%, a decrease of 0.10 percentage point year on year. Secondly, the Company continued to focus on improving its sales force quality while stabilizing its scale. With its commitment to the strategy of “productive agents- driven business”, the Company constantly dedicated more resources to attracting and nurturing the high-performance agents, and strengthened its day-to-day management, so as to push forward the transformation of sales teams to be more specialized, professional and digitalized. As at the end of the Reporting Period, the Company’s total sales force was 0.846 million, of which, the number of agents of the individual agent business sector was 0.78 million, which declined slightly as compared to the previous quarter. However, the quality metrics of sales force were stable and its foundation remained solid. Thirdly, the Company adopted various measures to keep a balance between short-term asset volatility and long-term investment deployment. As at the end of the Reporting Period, the Company’s investment assets reached RMB4,717,681 million. In the first quarter of 2022, China’s interest rate was still at a low level, and the equity market witnessed a greater drawdown, which had negative impacts on the Company’s investment income. The Company insisted on the philosophy of “long-term investment, prudent investment and value investment”, appropriately slowed down its allocation to long-duration assets, and increased investment in short- to medium- term fixed-income categories to lessen its asset allocation pressure. The Company also made a long-term asset allocation deployment in a prudent manner by taking advantage of the medium-to long- term opportunities in the equity market. In the first quarter of 2022, the Company registered gross investment income4 of RMB44,558 million, and the annualized gross investment yield5 reached 3.88%. The net investment income6 was RMB45,814 million, an increase of 10.7% year on year, and the annualized net investment yield7 was 4.00%. Fourthly, the Company consistently maintained high solvency levels. From the quarterly solvency report for the first quarter of 2022, the insurance industry started to implement the “Solvency Regulatory Rules II for Insurance Companies” (the “C-ROSS (Phase II) Regulation”). Under the C-ROSS (Phase II) Regulation, as at the end of the Reporting Period, the core and comprehensive solvency ratios of the Company were 176.39% and 247.60%, respectively, reflecting the adequacy of the core capital and overall capital, and relatively high levels of solvency of the Company. Meanwhile, under the “Solvency Regulatory Rules for Insurance Companies (No. 1 – No. 17)” (the “C-ROSS (Phase I) Regulation”), as at the end of the Reporting Period, the core and comprehensive solvency ratios of the Company were 241.70% and 249.95% on a pro forma basis, respectively.

[2]	Revenues from insurance businesses is consistent with Premium Income in the attached consolidated income statement.
[3]	Surrender Rate = Surrender payment/(Opening balance of life insurance reserves and long-term health insurance reserves + Premiums from life insurance and long-term health insurance)
[4]	Gross investment income = Net investment income + Net realized gains on investment assets + Fair value gains/losses – Impairment losses of investment assets
[5]

Gross investment yield = [(Gross investment income – Interest paid for financial assets sold under agreements to repurchase)/((Investment assets at the end of the previous year – Financial assets sold under agreements to repurchase at the end of the previous year + Investment assets at the end of the period – Financial assets sold under agreements to repurchase at the end of the period)/2)]/90×365

[6]

Net investment income mainly includes interest income from debt investments, interest income from deposits, dividend and bonus from equity investments, interest income from loans, net income from investment properties, and income from investments in associates and joint ventures, etc.

[7]

Net investment yield = [(Net investment income – Interest paid for financial assets sold under agreements to repurchase)/ ((Investment assets at the end of the previous year – Financial assets sold under agreements to repurchase at the end of the previous year + Investment assets at the end of the period – Financial assets sold under agreements to repurchase at the end of the period)/2)]/90 ×365

In the first quarter of 2022, due to the combined effects of the volatility in the equity market and a higher base for the corresponding period of 2021, the Company’s investment income decreased on a year-on-year basis, as a result of which, net profit attributable to equity holders of the Company was RMB15,178 million, a decrease of 46.9% year on year.

Facing a complicated and severe external environment and multiple challenges, the Company will uphold the guideline of making progress while maintaining stability, adhere to the original role of insurance, and constantly deepen the supply-side reforms, so as to push forward the steady development of its business with great efforts. Furthermore, the Company will vigorously carry out reforms and innovations in greater depth, further optimize its operations and services, consistently strengthen the protection of customers’ rights and interests, and vigorously reinforce the risk prevention and control, with a view to firmly pursuing its high-quality development.

4.	QUARTERLY FINANCIAL STATEMENTS

Balance sheet as at 31 March 2022 (unaudited)

	RMB million (Unless otherwise stated)
	As at 31 March	As at 31 December	As at 31 March	As at 31 December
	2022	2021	2022	2021
ASSETS	Group	Group	Company	Company
Assets
Cash fund	82,882	60,875	75,827	53,591
Financial assets at fair value through profit or loss	189,408	206,764	98,924	120,184
Securities purchased under agreements to resell	42,241	12,915	21,951	3,463
Interest receivables	48,768	50,801	46,758	49,583
Premiums receivables	53,355	20,361	53,355	20,361
Receivables from reinsurers	516	485	516	485
Unearned premium reserves receivable from reinsurers	1,016	823	1,016	823
Claim reserves receivable from reinsurers	521	412	521	412
Reserves for life insurance receivables from reinsurers	688	636	688	636
Reserves for long-term health insurance receivables from reinsurers	4,206	4,274	4,206	4,274
Other receivables	15,334	25,667	11,805	21,347
Loans	665,814	666,087	647,927	646,998
Term deposits	542,230	529,488	505,925	491,332
Available-for-sale financial assets	1,377,687	1,429,287	1,321,698	1,370,035
Held-to-maturity investments	1,531,012	1,533,753	1,528,851	1,531,640
Long-term equity investments	266,818	257,953	407,405	385,723
Statutory deposits	6,333	6,333	5,653	5,653
Investment properties	13,256	13,374	6,142	6,191
Constructions in progress	6,021	6,789	5,523	6,350
Fixed assets	47,353	46,847	44,544	44,014
Right-of-use assets	2,261	2,518	2,025	2,239
Intangible assets	8,335	8,409	7,537	7,599
Deferred tax assets	3,861	121	3,652	—
Other assets	5,921	6,104	5,534	5,760
Separate account assets	8	9	8	9

Total Assets	4,915,845	4,891,085	4,807,991	4,778,702

Yuan Changqing	Huang Xiumei	Li Mingguang	Hu Jin
Legal Representative	Vice President in charge of Accounting Affairs	Chief Actuary	Head of Financial Department

Balance sheet as at 31 March 2022 (unaudited) (continued)

	RMB million (Unless otherwise stated)
	As at 31 March	As at 31 December	As at 31 March	As at 31 December
	2022	2021	2022	2021
LIABILITIES AND EQUITY	Group	Group	Company	Company
Liabilities
Short-term borrowings	1,449	1,476	—	—
Financial liabilities at fair value through profit or loss	3,085	3,416	—	—
Securities sold under agreements to repurchase	79,813	239,446	70,667	232,496
Premiums received in advance	3,062	48,699	3,062	48,699
Brokerage and commission payable	6,519	5,352	6,519	5,351
Reinsurance payable	1,082	808	1,082	808
Salary and welfare payable	11,932	13,165	10,734	11,791
Taxes payable	1,328	967	817	435
Claims payable	59,365	56,818	59,365	56,818
Policyholder dividends payable	114,403	124,949	114,403	124,949
Other payable	17,584	18,953	15,335	16,540
Policyholder deposits	329,718	313,585	329,718	313,585
Unearned premium reserves	32,783	14,062	32,783	14,062
Claim reserves	26,070	26,234	26,070	26,234
Reserves for life insurance	3,404,564	3,182,083	3,404,564	3,182,083
Reserves for long-term health insurance	204,751	197,520	204,751	197,520
Long-term borrowings	16,956	17,210	—	—
Bonds payable	34,995	34,994	34,995	34,994
Lease liabilities	2,007	2,182	1,752	1,889
Deferred tax liabilities	316	7,481	—	6,481
Other liabilities	90,665	95,018	26,375	26,901
Separate account liabilities	8	9	8	9

Total liabilities	4,442,455	4,404,427	4,343,000	4,301,645

Equity
Share capital	28,265	28,265	28,265	28,265
Capital reserve	54,215	54,304	52,920	53,056
Accumulated other comprehensive income	21,733	50,299	21,200	49,489
Surplus reserve	96,132	96,132	96,084	96,084
General reserve	48,340	48,320	47,409	47,409
Retained earnings	216,423	201,265	219,113	202,754

Attributable to equity holders of the Company	465,108	478,585

Non-controlling interests	8,282	8,073

Total equity	473,390	486,658	464,991	477,057

Total liabilities and equity	4,915,845	4,891,085	4,807,991	4,778,702

Yuan Changqing	Huang Xiumei	Li Mingguang	Hu Jin
Legal Representative	Vice President in charge of Accounting Affairs	Chief Actuary	Head of Financial Department

Income statement for the first quarter of 2022 (unaudited)

	RMB million (Unless otherwise stated)
	For the three months ended 31 March		For the three months ended 31 March
	2022	2021	2022	2021
ITEMS	Group	Group	Company	Company
		(Restated)
1 Operating income	343,777	373,484	343,469	372,255
Premiums earned	294,483	304,756	294,483	304,756
Premium income	315,011	323,892	315,011	323,892

Including: Reinsurance premium income	—	—	—	—

Less: Premiums ceded to reinsurers	(2,000)	(1,553)	(2,000)	(1,553)
Change in unearned premium reserves	(18,528)	(17,583)	(18,528)	(17,583)
Investment income	53,991	73,484	52,910	72,734

Including: Share of profit of associates and joint ventures	2,354	3,015	2,921	3,039

Other gains	62	111	55	58
Fair value gains/(losses)	(6,997)	(7,269)	(4,890)	(6,451)
Foreign exchange gains/(losses)	171	144	(28)	48
Other operating income	2,058	2,244	930	1,096
Gains/(losses) on disposal of assets	9	14	9	14
2 Operating expenses	(327,430)	(338,236)	(326,602)	(337,372)
Surrenders	(10,315)	(12,308)	(10,315)	(12,308)
Claims expense	(41,404)	(43,033)	(41,404)	(43,033)
Less: Claims recoverable from reinsurers	1,640	1,433	1,640	1,433
Increase in insurance contracts reserve	(229,548)	(231,822)	(229,548)	(231,822)
Less: Insurance reserves recoverable from reinsurers	93	247	93	247
Policyholder dividends resulting from participation in profits	(5,882)	(8,127)	(5,882)	(8,127)
Tax and surcharges	(234)	(365)	(200)	(330)
Underwriting and policy acquisition costs	(22,845)	(27,852)	(22,844)	(27,843)
Administrative expenses	(9,502)	(9,371)	(8,870)	(8,793)
Less: Expenses recoverable from reinsurers	70	83	70	83
Other operating expenses	(6,992)	(5,979)	(6,831)	(5,737)
Impairment losses	(2,511)	(1,142)	(2,511)	(1,142)

Yuan Changqing	Huang Xiumei	Li Mingguang	Hu Jin
Legal Representative	Vice President in charge of Accounting Affairs	Chief Actuary	Head of Financial Department

Income statement for the first quarter of 2022 (unaudited) (continued)

	RMB million (Unless otherwise stated)
	For the three months ended 31 March		For the three months ended 31 March
	2022	2021	2022	2021
ITEMS	Group	Group	Company	Company
		(Restated)
3 Operating profit	16,347	35,248	16,867	34,883

Add: Non-operating income	14	12	13	10
Less: Non-operating expenses	(74)	(130)	(74)	(130)

4 Net profit before income tax	16,287	35,130	16,806	34,763

Less: Income tax expenses	(761)	(6,149)	(447)	(5,808)

5 Net profit	15,526	28,981	16,359	28,955

According to operating continuity:
– Net profit from continuing operations	15,526	28,981	16,359	28,955
According to ownership of the company:
– Equity holders of the Company	15,178	28,585
– Non-controlling interests	348	396

6 Earnings per share
Basic earnings per share	RMB0.54	RMB1.01
Diluted earnings per share	RMB0.54	RMB1.01

Yuan Changqing	Huang Xiumei	Li Mingguang	Hu Jin
Legal Representative	Vice President in charge of Accounting Affairs	Chief Actuary	Head of Financial Department

Income statement for the first quarter of 2022 (unaudited) (continued)

	RMB million (Unless otherwise stated)
	For the three months ended 31 March		For the three months ended 31 March
ITEMS	2022 Group	2021 Group	2022 Company	2021 Company
		(Restated)
7 Other comprehensive income	(28,705)	(11,404)	(28,289)	(11,247)
Other comprehensive income attributable to equity holders of the Company (net of tax)	(28,566)	(11,326)
Other comprehensive income that may be reclassified to profit or loss	(28,353)	(11,278)	(28,076)	(11,199)
Fair value gains/(losses) on available-for-sale financial assets	(33,208)	6,562	(32,999)	6,547
Less: Amount transferred to net profit from other comprehensive income	(4,432)	(18,955)	(4,366)	(18,860)
Portion of fair value changes on available-for- sale financial assets attributable to participating policyholders	9,768	1,780	9,768	1,780
Other comprehensive income that may be transferred to profit or loss under the equity method	(378)	(673)	(378)	(673)
Exchanges differences on translating foreign operations	(103)	8	(101)	7
Other comprehensive income that will not be reclassified to profit or loss	(213)	(48)	(213)	(48)
Other comprehensive income that may not be transferred to profit or loss under the equity method	(213)	(48)	(213)	(48)
Other comprehensive income attributable to non-controlling interests (net of tax)	(139)	(78)

8 Total comprehensive income	(13,179)	17,577	(11,930)	17,708

– Attributable to equity holders of the Company	(13,388)	17,259
– Attributable to non-controlling interests	209	318

Yuan Changqing	Huang Xiumei	Li Mingguang	Hu Jin
Legal Representative	Vice President in charge of Accounting Affairs	Chief Actuary	Head of Financial Department

Cash flow statement for the first quarter of 2022 (unaudited)

	RMB million (Unless otherwise stated)
	For the three months ended 31 March		For the three months ended 31 March
ITEMS	2022 Group	2021 Group	2022 Company	2021 Company
		(Restated)
1 Cash flows from operating activities
Premiums received	235,040	240,417	235,040	240,417
Net increase in policyholder deposits	12,960	8,182	12,960	8,182
Net cash received from financial assets at fair value through profit or loss	11,887	12,096	16,862	18,426
Net cash received from financial liabilities at fair value through profit or loss	—	1,893	—	—
Cash received from other operating activities	3,254	2,828	1,498	1,348

Sub-total of cash inflows from operating activities	263,141	265,416	266,360	268,373

Cash paid for claims	(49,126)	(53,385)	(49,126)	(53,385)
Net cash paid for reinsurance business	(47)	(193)	(47)	(193)
Cash paid for brokerage and commission fees	(21,684)	(28,155)	(21,681)	(28,140)
Cash paid for policyholder dividends	(3,608)	(3,838)	(3,608)	(3,838)
Cash paid to and for employees	(6,497)	(6,255)	(5,894)	(6,012)
Cash paid for taxes and surcharges	(2,143)	(4,256)	(1,556)	(3,684)
Net cash paid for financial liabilities at fair value through profit or loss	(589)	—	—	—
Cash paid for other operating activities	(5,110)	(8,105)	(4,876)	(8,017)

Sub-total of cash outflows from operating activities	(88,804)	(104,187)	(86,788)	(103,269)

Net cash flows from operating activities	174,337	161,229	179,572	165,104

Yuan Changqing	Huang Xiumei	Li Mingguang	Hu Jin
Legal Representative	Vice President in charge of Accounting Affairs	Chief Actuary	Head of Financial Department

Cash flow statement for the first quarter of 2022 (unaudited) (continued)

	RMB million (Unless otherwise stated)
	For the three months ended 31 March		For the three months ended 31 March
	2022	2021	2022	2021
ITEMS	Group	Group (Restated)	Company	Company
2 Cash flows from investing activities
Cash received from sales and redemption of investments	347,132	170,016	315,762	168,044
Cash received from investment income	45,531	42,280	44,897	39,182
Net cash received from disposals of fixed assets, intangible assets and other long-term assets	27	19	27	19
Net cash received from securities purchased under agreements to resell	—	608	—	—
Net cash received from the disposal of subsidiaries and other business units	—	—	—	30

Sub-total of cash inflows from investing activities	392,690	212,923	360,686	207,275

Cash paid for investments	(342,774)	(320,236)	(328,677)	(329,960)
Net increase in policy loans	(5,666)	(11,542)	(5,666)	(11,542)
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(531)	(1,065)	(435)	(980)
Net cash paid from securities purchased under agreements to resell	(29,277)	—	(18,488)	(657)
Net cash paid for the acquisition of subsidiaries and other business units	(127)	—	(304)	—

Sub-total of cash outflows from investing activities	(378,375)	(332,843)	(353,570)	(343,139)

Net cash flows from investing activities	14,315	(119,920)	7,116	(135,864)

Yuan Changqing	Huang Xiumei	Li Mingguang	Hu Jin
Legal Representative	Vice President in charge of Accounting Affairs	Chief Actuary	Head of Financial Department

Cash flow statement for the first quarter of 2022 (unaudited) (continued)

	RMB million (Unless otherwise stated)
	For the three months ended 31 March		For the three months ended 31 March
ITEMS	2022 Group	2021 Group	2022 Company	2021 Company
		(Restated)
3 Cash flows from financing activities
Cash received from investment	—	3,741	—	—
Including: Cash received from the investment of non-controlling interests by subsidiaries	—	3,741

Sub-total of cash inflows from financing activities	—	3,741	—	—

Cash repaid to lenders	(69)	—	—	—
Cash paid for dividends and interests and repaid for lenders	(3,097)	(2,090)	(2,375)	(1,991)
Net cash paid for securities sold under agreements to repurchase	(159,695)	(13,775)	(161,829)	(13,890)
Cash paid for other financing activities	(3,864)	(754)	(231)	(340)

Sub-total of cash outflows from financing activities	(166,725)	(16,619)	(164,435)	(16,221)

Net cash flows from financing activities	(166,725)	(12,878)	(164,435)	(16,221)

4 Effect of changes in foreign exchange rate on cash and cash equivalents	(28)	(30)	(16)	(33)

5 Net increase in cash and cash equivalents	21,899	28,401	22,237	12,986

Add: Opening balance of cash and cash equivalents	60,440	56,655	53,593	50,692

6 Closing balance of cash and cash equivalents	82,339	85,056	75,830	63,678

Yuan Changqing	Huang Xiumei	Li Mingguang	Hu Jin
Legal Representative	Vice President in charge of Accounting Affairs	Chief Actuary	Head of Financial Department

This announcement is published in both Chinese and English. Should there be any inconsistency between the Chinese and English versions, the Chinese version shall prevail.

By Order of the Board
China Life Insurance Company Limited Heng Victor Ja Wei
Company Secretary

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Su Hengxuan, Li Mingguang, Huang Xiumei
Non-executive Directors:	Yuan Changqing, Wang Junhui
Independent Non-executive Directors:	Tang Xin, Leung Oi-Sie Elsie, Lam Chi Kuen, Zhai Haitao

Beijing, China
27 April 2022